SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM __________ TO __________.

COMMISSION FILE NUMBER 0-20083

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SPACELABS MEDICAL, INC.
INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPACELABS MEDICAL, INC.
15220 N.E. 40TH STREET
P.O. BOX 97013
REDMOND, WASHINGTON 98073-9713

SPACELABS MEDICAL, INC.
INCENTIVE SAVINGS AND
STOCK OWNERSHIP PLAN

Financial Statements and Schedule

December 31, 2001 and 2000

(With Independent Auditors’ Report Thereon)

SPACELABS MEDICAL, INC.
INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

Independent Auditors’ Report

The Benefits Committee
Spacelabs Medical, Inc.
Incentive Savings and Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of Spacelabs Medical, Inc. Incentive Savings and Stock Ownership Plan (Plan) as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
Seattle, Washington
June 12, 2002

SPACELABS MEDICAL, INC.
INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000

Investments, at fair value:
Mutual funds	$18,142,821	$20,381,518
Common/collective trusts	5,550,976	5,368,772
Company Common stock fund	4,012,598	3,753,612

Total investments	27,706,395	29,503,902
Receivables:
Employees’ contributions	155,820	223,491
Employer’s contributions	44,720	65,786

Net assets available for benefits	$27,906,935	$29,793,179

See accompanying notes to financial statements.

SPACELABS MEDICAL, INC.
INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2001 and 2000

	2001	2000

Investment income:
Interest and dividends	$530,969	$1,918,661
Net depreciation in fair value of investments	(3,304,370)	(4,184,187)

Net investment loss	(2,773,401)	(2,265,526)
Contributions:
Employees	2,300,979	2,774,877
Employer	692,982	761,926

Net contributions	2,993,961	3,536,803

Total additions	220,560	1,271,277
Benefits paid to participants	(2,106,804)	(4,271,171)

Decrease in net assets available for benefits	(1,886,244)	(2,999,894)
Net assets available for benefits at beginning of year	29,793,179	32,793,073

Net assets available for benefits at end of year	$27,906,935	$29,793,179

See accompanying notes to financial statements.

SPACELABS MEDICAL, INC.
INCENTIVE SAVINGS AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1) Plan Description

The following description of the Spacelabs Medical, Inc. Incentive Savings and Stock Ownership Plan (Plan) provides only general information and does not serve as the basis for any rights or benefits under the Plan. Participants should refer to the Plan document for a more complete description of the Plan and benefit information.

(a) General

The Plan is a defined contribution plan covering the majority of the U.S. resident employees of Spacelabs Medical, Inc. (Sponsor or Company) who have completed a sixty-day service period. Participants who are full-time employees and who have completed one year of service or part-time employees who have completed twelve consecutive months of service and have been credited with at least 1,000 hours are eligible for employer matching and discretionary contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)  Administration

The Plan administrator is the Sponsor, which appointed a Benefits Committee to administer the Plan. The Plan’s assets are held in trust by Fidelity Management Trust Company (Trustee). Administrative expenses of the Plan are paid by the Sponsor.

(c)  Contributions

Participants may elect to contribute up to 16% of their compensation, as defined, to the Plan subject to a pretax limit of $10,500 in 2001 and 2000. Contributions and earnings (loss) are credited (charged) to separate accounts maintained for each participant. Employer matching contributions are made by the Sponsor at 50% of before- or after-tax employee contributions up to 6% of earnings. For purposes of the Plan financial statements “employer’s contributions” consist of the employer matching contributions and “employees’ contributions” consist of before- and after-tax contributions and rollover contributions.

All employer matching contributions are made directly in the Company’s common stock and invested in the Common Stock Fund for the benefit of the participants unless the participants are 55 years of age or older, at which time participants may elect to have employer matching contributions allocated in the same manner as their contributions. Employer stock contributions were valued at $638,233 and $734,168 in 2001 and 2000, respectively.

(d)  Investment Options

The Plan offers the following investment options: The Fidelity Managed Income Portfolio Fund, the Fidelity U.S. Bond Index Fund, the Fidelity Puritan Fund, the Fidelity Dividend Growth Fund, the Fidelity Fund, the Spartan U.S. Equity Index Fund, the Fidelity Blue Chip Growth Fund, the Fidelity Aggressive Growth Fund, the Alger Retirement Fund Small Cap Retirement Portfolio, the Fidelity Diversified International Fund, and the Company Common Stock Fund.

4	(Continued)

SPACELABS MEDICAL, INC.
INCENTIVE SAVINGS AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(e)  Participant Accounts

Each participant’s account is credited with the participant’s contributions, the participant’s share of the Company’s contributions, and an allocation of Plan earnings (losses). Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the vested balance of the participant’s account.

The current value of each participant’s account is determined based on the carrying values of the funds and is computed daily.

(f)  Payment of Benefits

Participants are eligible to receive distributions, to the extent vested, upon retirement, upon becoming disabled, upon termination of employment, or upon request for withdrawal prior to termination subject to certain restrictions. A participant’s beneficiary is eligible to receive a distribution of the balance of the participant’s account upon the death of the participant.

Distributions are made in cash or, if a participant elects, in the form of Company common shares plus cash for any fractional share.

(g)  Vesting and Forfeitures

Participants are fully vested at all times in their contributions and earnings thereon. Participants vest in employer matching contributions and earnings thereon as follows:

Period of service	Percent vested

Less than one year	0%
One year	20
Two years	40
Three years	60
Four years	80
Five years or more	100

Participants become immediately vested in employer matching contributions upon termination of employment due to retirement, death or total and permanent disability.

At December 31, 2001 and 2000, forfeited nonvested accounts totaled $99,539 and $61,968, respectively. These accounts will be used to reduce future employer contributions. The Company did not utilize any of the forfeited nonvested accounts to reduce employer contributions in 2001 and 2000.

5	(Continued)

SPACELABS MEDICAL, INC.
INCENTIVE SAVINGS AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(h)  Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested.

(i)  Reclassifications

Certain reclassifications have been made to the 2000 financial statements to conform to the 2001 presentation.

(2)  Summary of Significant Accounting Policies

(a)  Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)  Valuation of Investments

Investments of the Plan are stated at fair value as determined by closing market prices for the securities. Purchases and sales are recorded on a trade-date basis.

Net appreciation (depreciation) in the fair value of investments consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

(c)  Benefits

Benefits are recorded when paid.

(d)  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)  Reconciliation to Form 5500

Net assets reported in accordance with IRS Form 5500 differ from the financial statements in that the Form 5500 includes a liability attributable to withdrawing participants for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date of $327,406 and $228,390 at December 31, 2001 and 2000, respectively. Changes in net assets in the Form 5500 differ from the financial statements by an amount equal to the change in the liability for such withdrawing participants from the beginning of the year to the end. Such difference was an increase in the liability of $99,016 in 2001.

6	(Continued)

SPACELABS MEDICAL, INC.
INCENTIVE SAVINGS AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(5)  Related Party Transactions

Certain Plan investments are shares of mutual funds and common collective trusts managed by the Trustee. Therefore, Plan transactions involving these mutual funds and common collective trusts qualify as party-in-interest transactions.

(6)  Investments

The following table presents investment information at December 31:

	2001		2000

	Number of shares	Fair value	Number of shares	Fair value

Mutual funds:
Alger Retirement Fund Small Cap Retirement Portfolio	146,103	$2,188,625	151,632	$3,153,954
Fidelity Aggressive Growth Fund	65,042	1,237,103	50,123	1,812,941
Fidelity Blue Chip Growth Fund	36,393	1,562,699	29,265	1,508,011
Fidelity Diversified International Fund	128,370	2,449,297	133,650	2,932,272
Fidelity Dividend Growth Fund	289,700	8,207,210	292,425	8,761,053
Fidelity Fund	16,499	476,483	13,753	450,564
Fidelity Puritan Fund	65,646	1,159,972	60,172	1,133,045
Fidelity U.S. Bond Index Fund	26,607	287,359	14,041	148,699
Spartan U.S. Equity Index Fund	14,126	574,073	10,275	480,979

Total mutual funds		18,142,821		20,381,518
Common/collective trust:
Fidelity Managed Income Portfolio Fund	5,550,976	5,550,976	5,368,772	5,368,772
Common stock fund:
Spacelabs Medical, Inc.	330,255	4,012,598	288,739	3,753,612

Total investments:
		$27,706,395		$29,503,902

7	(Continued)

SPACELABS MEDICAL, INC.
INCENTIVE SAVINGS AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2001 and 2000

During the years ended December 31, 2001 and 2000, the Plan’s investments depreciated in value as follows:

	2001	2000

Mutual funds	$(3,092,394)	$(2,808,351)
Common stock fund	(211,976)	(1,375,836)

	$(3,304,370)	$(4,184,187)

There was no appreciation or depreciation in the Plan’s investments in common or collective trusts for the years ended December 31, 2001 and 2000.

(7)  Nonparticipant-Directed Investments

Substantially all of the Company Common Stock Fund is nonparticipant-directed, representing employer matching contributions. Information about the net assets and the significant components of the changes in net assets relating to the Company Common Stock Fund for participant and non-participant contributions is as follows:

	2001	2000

Net assets:
Contributions receivable	$44,720	$65,786
Common stock	4,012,598	3,753,612

	$4,057,318	$3,819,398

	Year ended December 31

	2001	2000

Changes in net assets:
Contributions	$678,919	$774,417
Net depreciation	(211,976)	(1,375,836)
Benefits paid to participants	(252,739)	(401,008)
Net transfers from (to) participant-directed accounts	23,716	(60,642)

	$237,920	$(1,063,069)

(8) Subsequent Events

The Company has entered into agreements, dated as of March 22, 2002, with Instrumentarium Corporation (Instrumentarium) pursuant to which the Company is expected to merge with and become a wholly-owned subsidiary of Instrumentarium. Pursuant to the merger, each outstanding share of Spacelabs Medical common stock at the time of the merger will be converted into the right to receive a cash payment of $14.25, subject to possible reduction.

8	(Continued)

SPACELABS MEDICAL, INC.
INCENTIVE SAVINGS AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2001 and 2000

Effective June 12, 2002, the Plan was amended to:

•	Allow the Company to implement a freeze on contributions to, transfers into, transfers out of, and distributions from the Company Common Stock Fund in anticipation of the merger;

•	Reflect the liquidation of the Company’s stock in the merger;

•	Eliminate the Company Common Stock Fund as an investment option under the Plan;

•	Designate how future employer matching contributions and fixed or discretionary employer contributions will be invested; and

•	Rename the Plan

A freeze on contributions to, transfers into, transfers out of, and distributions from the Company Common Stock Fund became effective June 20, 2002.

The Stock Fund will no longer be available as an investment option under the Plan following the proposed merger and, until individuals elect otherwise, the Company Stock allocated to participants’ accounts will be converted into cash pursuant to the merger and reinvested in the Fidelity Managed Income Portfolio.

Employer matching contributions will continue to be made under the Plan for at least six months following the proposed merger; however the matching contributions will no longer be subject to the restrictions requiring that the matching contributions be invested in Company Common stock. Employer matching contributions and fixed or discretionary employer contributions made on behalf of a participant on or after the freeze effective date shall be invested in the same proportion as the participant has directed the Trustee to invest employee contributions made on their behalf.

The final provision of the Amendment will, in the event the Merger occurs, rename the Plan the Spacelabs Medical, Inc. Incentive Savings Plan.

Schedule 1

SPACELABS MEDICAL, INC.
INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN
Schedule H, Line 4i— Schedule of Assets (Held at End of Year)
December 31, 2001

	Description of investment,
	including maturity date, rate
Identity of issuer, borrower,	of interest, collateral, par, or
lessor, or similar party	maturity value	Shares	Current value

Mutual funds:
Alger Retirement Fund Small Cap Retirement Portfolio	Small Capitalization Equity Fund	146,103	$2,188,625
Fidelity Aggressive Growth Fund	Equity Growth Fund	65,042	1,237,103
Fidelity Blue Chip Growth Fund	Large Capitalization Equity Fund	36,393	1,562,699
Fidelity Diversified International Fund	Foreign Equity Fund	128,370	2,449,297
Fidelity Dividend Growth Fund	Diversified Equity Fund	289,700	8,207,210
Fidelity Fund	Stock and Bond Fund	16,499	476,483
Fidelity Puritan Fund	Diversified Equity Fund	65,646	1,159,972
Fidelity U.S. Bond Index Fund	Lehman Brothers Aggregate Bond Index Fund	26,607	287,359
Spartan U.S. Equity Index Fund	Standard & Poor 500 Index Fund	14,126	574,073
Common/collective trust:
Fidelity Managed Income Portfolio Fund	Fixed income securities and investment contracts	5,550,976	5,550,976
Common stock fund:
* Spacelabs Medical, Inc.	Common stock, cost of $5,427,500	330,255	4,012,598

*	Spacelabs Medical, Inc., the Plan Sponsor, is a party-in-interest as defined by section 3(14) of ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Spacelabs Medical, Inc. Incentive Savings and Stock Ownership Plan

Date: June 26, 2002	By:	/s/ James A. Richman

James A. Richman Vice President and Corporate Controller

INDEX TO EXHIBITS

Exhibit No.	Description	Page

23.1	Consent of KPMG